Exhibit (a)(I)(K)

FORM OF REMINDER COMMUNICATION

TO ELIGIBLE OPTIONHOLDERS

ABOUT THE EXCHANGE OFFER

Date:
To:	Eligible Optionholders
From:	Cambium Learning Group, Inc.
Re:	Reminder about Exchange Offer

The purpose of this notice is to remind Eligible Optionholders that the exchange offer for Eligible Options is currently open and available to all Eligible Optionholders. As previously communicated, the exchange offer is scheduled to close at 5:00 p.m., Eastern Time, on July 24, 2013. We currently have no plans to extend the Expiration Date. Only Eligible Optionholders with Eligible Options can participate in the exchange offer. Eligibility criteria are explained in the Offering Memorandum previously provided to Eligible Optionholders. Eligible Optionholders who do not make an election to surrender their Options by the deadline will continue to hold those stock options with their current exercise prices and terms.

Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form in its entirety, including Schedule A, prior to the Expiration Date.

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form, or other documents relating to this exchange offer) to Todd Buchardt, by facsimile to
(214) 424-6425, by mail or delivery service to Cambium Learning Group, Inc., Attention: Todd Buchardt, 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287, by phone at (214) 932-9590, or by e-mail to todd.buchardt@cambiumlearning.com.